Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 12, 2017

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cenovus Energy Inc.

Form 40-F for the Fiscal Year Ended December 31, 2016

Filed February 16, 2017

File No. 001-34513

Dear Ms. Nguyen:

On behalf of our client, Cenovus Energy Inc. (the “Company”), reference is made to your letter dated October 4, 2017 regarding the above-captioned Form 40-F. Set forth below is the Company’s response to your comment and request for information in that letter. For ease of reference, the exact text of the comment and request for information in that letter has been included in italicized type preceding the response.

Supplementary Information-Oil and Gas Activities (Unaudited)

Oil and Gas Reserve Information, page 3

1.	We have read your response to our prior comment. In this regard, we note the illustration of your proposed future disclosure relating to an explanation for the revisions in the prior estimates of your reserves does not include the net quantities of reserves corresponding to separate, unrelated and offsetting factors, e.g. downward changes due to commodity prices and the upward changes from reduced royalty rates. Furthermore, your response and illustration appear to omit an explanation of the changes in reserves for the fiscal year ended December 31, 2015. We reissue our prior comment noting that your explanation should identify and quantify the changes in the net quantities of reserves attributable to separate unrelated factors,

The Company acknowledges the Staff’s comment and the requirement of FASB 932-235-50-5 to provide an appropriate explanation of any significant changes to the Company’s proved reserves for the years ended December 31, 2015 and December 31, 2016. The explanation of year-over-year changes in the Company’s net proved reserves for the year ended December 31, 2016 and December 31, 2015 is set forth below.

Year-end 2016

The changes to the Company’s net proved bitumen reserves in 2016, while not in the Company’s view significant, are explained as follows:

•	revisions and improved recovery – the year-over-year decrease in average price rendered 235 million barrels of reserves at the Company’s Narrows Lake property uneconomic. The decrease was partially offset by increased reserves of 122 million barrels, which resulted from reduced royalty rates caused by lower WTI benchmark prices, at the Company’s Foster Creek and Christina Lake properties. The remaining difference is due to negative technical revisions; and

•	extensions and discoveries – in 2016, the Alberta Energy Regulator approved a development area expansion at the Company’s Christina Lake property, which increased the Company’s proved reserves by 134 million barrels.

The changes to the Company’s net proved crude oil and natural gas liquids reserves in 2016 are explained as follows:

•	revisions and improved recovery – crude oil and natural gas liquids reserves decreased in 2016 primarily due to lower year-over-year average prices, which rendered 46 million barrels of proved crude oil reserves at the Company’s Pelican Lake property uneconomic, offset by positive technical revisions.

Year-end 2015

The changes to the Company’s net proved bitumen reserves in 2015, are explained as follows:

•	revisions and improved recovery – the year-over-year decrease in average price increased reserves by 309 million barrels, which resulted from reduced royalty rates caused by lower WTI benchmark prices at the Company’s Foster Creek, Christina Lake and Narrows Lake properties. The remaining difference is due to positive technical revisions; and

•	extensions and discoveries – in 2015, the Alberta Energy Regulator approved a development area expansion at the Company’s Christina Lake property, which increased the Company’s proved reserves by 164 million barrels.

The changes to the Company’s net proved crude oil and natural gas liquids reserves in 2015, are explained as follows:

•	sale of reserves in place – in 2015 the Company sold its Heritage Royalty Limited Partnership mineral fee title lands, royalty interests and gross overriding royalties, which resulted in the sale of 18 million barrels of proved crude oil and natural gas liquids reserves.

The changes to the Company’s net proved natural gas reserves in 2015, are explained as follows:

•	revisions and improved recovery – natural gas reserves decreased in 2015 primarily due to lower year-over-year average prices, which rendered 99 billion cubic feet of proved natural gas reserves at the Company’s Grassland and Langevin properties uneconomic, partially offset by positive technical revisions; and

•	sale of reserves in place – in 2015 the Company sold its Heritage Royalty Limited Partnership mineral fee title lands, royalty interests and gross overriding royalties, which resulted in the sale of 54 billion cubic feet of proved natural gas reserves.

The Company respectfully proposes that, in its future annual reports on Form 40-F, it will expand its disclosure to provide appropriate explanation of any significant changes to its proved reserves for the applicable fiscal year, similar to the disclosure provided above and in accordance with the requirements of FASB 932-235-50-5.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:	John Hodgin

Jerard Gibson

Securities and Exchange Commission

Ivor M. Ruste

Gary Molnar

Sherry Wendt

Colin J. Ritchie

Cenovus Energy Inc.

Ronnie I. Ollo

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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